UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Bill.com Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

090043100

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090043100	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emergence Capital Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 339,098
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 339,098
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,098
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 090043100	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emergence Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,393,582
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,393,582
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,393,582
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 090043100	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emergence Capital Partners-P.A., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,213,374
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,213,374
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,213,374
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 090043100	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emergence Equity Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,946,054
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,946,054
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 090043100	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emergence GP Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,946,054
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,946,054
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 090043100	13G	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gordon Ritter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,946,054
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,946,054
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 090043100	13G	Page 8 of 12 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jason Green
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,946,054
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,946,054
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,946,054
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 090043100	13G	Page 9 of 12 Pages

Item 1.	Issuer

(a)	Name of Issuer:

Bill.com Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1810 Embarcadero Road

Palo Alto, CA 94303

Item 2.	Filing Person

(a) – (c)  Name of Persons Filing; Address; Citizenship:

(i)	Emergence Capital Associates, L.P., a Delaware limited partnership;

(ii)	Emergence Capital Partners, L.P., a Delaware limited partnership;

(iii)	Emergence Capital Partners-P.A., L.P., a Delaware limited partnership;

(iv)	Emergence Equity Partners, L.P., a Delaware limited partnership

(v)	Emergence GP Partners, LLC, a Delaware limited liability company;

(vi)	Gordon Ritter, a citizen of the United States of America; and

(vii)	Jason Green, a citizen of the United States of America

The address of the principal business office of each of the reporting persons are 160 Bovet Road, Suite 300, San Mateo, California 94402.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

090043100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 090043100	13G	Page 10 of 12 Pages

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	Emergence Capital Associates, L.P. directly owns 339,098 shares of Common Stock, which represents approximately 0.5% of the outstanding shares of Common Stock.

(ii)	Emergence Capital Partners, L.P. directly owns 3,393,582 shares of Common Stock, which represents approximately 4.7% of the outstanding shares of Common Stock.

(iii)	Emergence Capital Partners-P.A., L.P. directly owns 1,213,374 shares of Common Stock, which represents approximately 1.7% of the outstanding shares of Common Stock.

(iv)

Emergence Equity Partners, L.P. is the sole general partner of each of Emergence Capital Associates, L.P., Emergence Capital Partners, L.P. and Emergence Capital Partners-P.A., L.P. (the “Emergence Capital Entities”), and may be deemed to beneficially own 4,946,054 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock.

(v)

Emergence GP Partners, LLC is the sole general partner of Emergence Equity Partners, L.P., which is the sole general partner of each of the Emergence Capital Entities, and may be deemed to beneficially own 4,946,054 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock.

(vi)

Gordon Ritter is an equity holder of Emergence GP Partners, LLC, which is the sole general partner of Emergence Equity Partners, L.P., which is the sole general partner of each of the Emergence Capital Entities, and may be deemed to beneficially own 4,946,054 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock.

CUSIP No. 090043100	13G	Page 11 of 12 Pages

(vii)

Jason Green is an equity holder of Emergence GP Partners, LLC, which is the sole general partner of Emergence Equity Partners, L.P., which is the sole general partner of each of the Emergence Capital Entities, and may be deemed to beneficially own 4,946,054 shares of Common Stock, which represents approximately 6.9% of the outstanding shares of Common Stock.

The percent of class and voting power were calculated based on 72,027,921 shares of outstanding Common Stock, as reported in the Issuer’s prospectus filed December 12, 2019.

(c)	Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
Emergence Capital Associates, L.P.	339,098	-0-	339,098	-0-
Emergence Capital Partners, L.P.	3,393,582	-0-	3,393,582	-0-
Emergence Capital Partners-P.A., L.P.	1,213,374	-0-	1,213,374	-0-
Emergence Equity Partners, L.P.	4,946,054	-0-	4,946,054	-0-
Emergence GP Partners, LLC	4,946,054	-0-	4,946,054	-0-
Gordon Ritter	4,946,054	-0-	4,946,054	-0-
Jason Green	4,946,054	-0-	4,946,054	-0-

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

The percent of class was calculated based on 72,027,921 shares of outstanding Common Stock, as reported in the Issuer’s prospectus filed December 12, 2019.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 090043100	13G	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 13, 2020

EMERGENCE CAPITAL ASSOCIATES, L.P.

By: Emergence Equity Partners, L.P., its sole general partner
By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE CAPITAL PARTNERS, L.P.

By: Emergence Equity Partners, L.P., its sole general partner
By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE CAPITAL PARTNERS-P.A., L.P.

By: Emergence Equity Partners, L.P., its sole general partner
By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE EQUITY PARTNERS, L.P.

By: Emergence GP Partners, LLC, its sole general partner

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

EMERGENCE GP PARTNERS, LLC

By:	/s/ Gordon Ritter
Name: Gordon Ritter
Title: Manager

Gordon Ritter

/s/ Gordon Ritter

Jason Green

/s/ Jason Green